FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Micrologix Biotech Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Quarterly Financial Statements dated December 30, 2003

FROM THE MICROLOGIX TEAM

Fiscal year 2004 (May 1, 2003 - April 30, 2004), is an important year for our company. The founding technology, topical antimicrobial cationic peptides, has reached human clinical confirmation of efficacy, and while there is much left to do to achieve commercial viability, we are committed to the process of maximizing the value of our company by exploring all opportunities for further advancement of these programs. With our success in the previous year expanding our pipeline, our principal areas of focus this year have been: CAPITAL, CLINICALS and CRITICAL MASS.  In summary, the following are some recent results related to this focus:

  Completion of the MBI-226 Phase III study.

  Initiation and completion of the MBI-594AN Phase IIb study.

  Selection of a lead lipopeptide development candidate (MBI-2401), our first systemic (non-topical) product opportunity.

  Advancement of lead optimization in our Hepatitis B Virus (HBV) and Hepatitis C Virus (HCV) product opportunities.

  Execution of a license agreement with Spring Bank Technologies for the development of one of our HBV compounds.

  Management of our burn rate and maintenance of a solid cash position.

Overall, in the area of capital, our objective has been to make sure we maintain a sufficiently strong financial position to achieve our short and medium-term results.  Two years ago, we had a burn rate of approximately $20 million annually, which represented approximately two years of cash at the time.  Today, two years later, our strategy of leveraging our resources has resulted in a burn rate that has been reduced by almost half from that previous level while still completing the MBI 226 Phase III trial, initiating and completing the MBI 594AN Phase IIb trial, expanding our technology platform and our product pipeline significantly, and augmenting our management team.  We have remained very conscious of the need to control our burn rate and maintain, or even increase, our "years of cash" position. This is a major focus for us, and to this end we've implemented many cost cutting measures, along with a strict program prioritization process.  We have restructured some of our operations over the past twenty-four months to make sure that we keep our personnel costs down while still increasing our capabilities in certain areas.  We expect to continue tightly managing our burn through all means necessary, including focusing primarily on those programs with the highest potential value.

Our strategy of out-licensing certain assets, like the recent deal with Spring Bank (and the associated US$2.6 million NIH grant) on one of our HBV compounds (MBI-1313), allows us to move this program forward while not increasing our burn.   In return for the license to MBI 1313, we obtained an equity position in Spring Bank, and can receive up to US$3.5 million in milestone payments, and royalties on product sales.  The agreement with Spring Bank highlights our objective of building value while leveraging our resources. It also underscores the value we got in the acquisition of the Origenix asset acquisition (as this was just one of many technologies we acquired in that transaction).

Additionally, we continue to seek government funding opportunities for several of our programs.  We currently have applications in for TPC, IRAP and NIH funding support, and over the next several months we should know more about the status of those applications.

Going forward we expect our burn rate to be down to between $9 and $12 million on an annual basis, or about $2.25 to $3 million per quarter.  Our target burn will be towards the lower end of that range.

In the area of clinicals, our main objectives this year have been to complete the MBI-226 Phase III study and advance MBI-594AN.  While we accomplished these objectives, with MBI-226, the clinical results have not yet provided a clear path forward. Since there was a high degree of statistical significance achieved in the secondary endpoints of the study (catheter colonization and local catheter infections) we are in the process of determining if there is a regulatory and commercial path forward. To this end, a meeting has been scheduled with the US FDA in January 2004 that will define the regulatory requirements for the possible submission of a New Drug Application (NDA) on MBI-226.  While there are many possibilities regarding the outcome of that FDA meeting, our objective is to preserve a regulatory and commercial path forward with what we, and many others, feel is a much-needed product.  Fujisawa, our partner in this program, has until January 22nd to decide if they want to continue pursuing the MBI-226 opportunity in collaboration with us.  Our hope is that we can maintain the great relationship established with Fujisawa for the long-term.  Our commitment, however, is to make sure we have done everything possible to maximize the value of the MBI-226 technology and the results obtained to-date.

Regarding MBI-594AN, the recently announced Phase IIb results have given us what we feel we need to move forward into Phase III development.  The efficacy shown in the study is competitive with the results shown by some of the market leading topical prescription acne products.  Since there has been nothing novel launched into the topical acne market in decades, this first-in-class product opportunity could represent a market leading opportunity.  Since we plan to go into Phase III with a partner, our guidance remains that we intend to secure a partner in the first half of calendar 2004 for the further development and commercialization of MBI-594AN.

While we advance our discussions with potential partners, the steps required to move MBI-594AN towards Phase III development are being taken.  This includes manufacturing, developing the protocols for Phase III, completing the Phase IIb clinical study report, planning some of the remaining non-clinical work, and preparing for an end of Phase II meeting with the US FDA.  All of this must be completed before we can initiate Phase III clinical trials, which we anticipate can begin in the second half of calendar 2004.

In addition, regarding clinicals, we just recently announced that we have advanced MBI-2401 as the lead development candidate from our Lipopeptide program. The compound selected is intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections. This represents a great accomplishment for our company, as it's the first systemic (non-topical) product opportunity for Micrologix.  The profile of MBI-2401 looks very attractive as compared to products currently on the market and in development.  We expect to be able to complete non-clinical IND-related studies and initiate clinical development of MBI-2401 early in calendar 2005.

MBI-1121, our topical oligonucleotide acquired last year in the Origenix asset acquisition, is currently on hold, since it's not one of our highest priority programs.  Earlier in the year we committed to having a development plan completed before the end of this year, and that has been done. When and if we decide to move that program forward, it will take about twelve months before we would begin Phase II clinical trials.  Right now however, as stated previously, our objective is to advance only our highest priority programs so that we can achieve some of the value driving milestones we need.

Our hepatitis therapeutic portfolio remains a high priority preclinical opportunity. Our objective is to get one or more of these opportunities into clinical development.  The market for HCV chronic infections alone is projected to be over US$6 billion dollars by 2009. Lead development candidates are expected to be determined for formal preclinical studies in one or both of the HCV and HBV nucleic acid mimic programs by the second half of calendar 2004.

The HCV replication assay, another of the many technologies acquired in the Origenix acquisition has not achieved the feasibility we had hoped for. As a result, we have terminated this program.

Finally, in the area of critical mass, as part of our long-term strategy to build value and a sustainable business model, we continue to explore opportunities to expand our pipeline and leverage our internal resources.  Our intent is to continue seeking solid technology and product opportunities and prioritizing our programs for maximum value.

The remainder of the fiscal year will be pivotal to the advancement of the cationic peptide programs.  Specifically, during the last half of the fiscal year, we intend to:

  Meet with the US FDA regarding MBI-226 and obtain clarity on the regulatory path forward.

  Secure a commercial partner for MBI-594AN, have an end-of Phase II meeting with the US FDA, and advance the program toward Phase III development.

Then, over the next 12-18 months we plan to:

  Advance MBI-2401 in IND-related non-clinical studies and begin clinical development.

  Identify lead development candidates in one or both of the HCV and HBV programs.

  Continue to pursue in-licensing or acquisition opportunities to further build our pipeline.

It is important to remember that our focus is on growing the company over the long term. Obviously, no company can meet every short-term objective set, or succeed at every milestone expected.  For us, however, as demonstrated over the past year, we intend to continue our practice of working tirelessly to do what we say we will do by executing our plan and producing the results that add long-term value.

On behalf of the entire Micrologix Team, we thank you for your support.

"Jim DeMesa"

JAMES M. DEMESA, MD, MBA

President and CEO

December 18, 2003

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Second Quarter Ended October 31, 2003

The following should be read in conjunction with the audited consolidated financial statements and management's discussion & analysis of financial condition and results of operations for the year ended April 30, 2003; and the interim unaudited consolidated financial statements for the period ended October 31, 2003, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars.

OVERVIEW

MBI-226 - Prevention of Central Venous Catheter-Related Bloodstream Infections

In September 2000, Micrologix initiated a Phase III trial of MBI-226 in the United States. Patient enrollment in the study was completed in January 2003 with over 1,400 patients enrolled and the last patient completed the study in February 2003.  Preliminary top line results of the study were received in July 2003.  In summary, the results showed:

  The rate of catheter-related bloodstream infections in the MBI-226 group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant (p=0.966), thereby not achieving the primary endpoint of the study.

  MBI-226 demonstrated statistically significant superiority in preventing catheter colonization and tunnel infections (i.e. local catheter site infections), the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI-226 group as compared with 40% in the povidone-iodine group (p=0.002). The local infection rate in the study was 3.5% in the MBI-226 group as compared with 6.9% in the povidone-iodine group (p=0.004).

  No serious adverse events related to the use of MBI-226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

These results require investigation into the regulatory and market options available for the product; which are currently being reviewed by Micrologix and Fujisawa. During the quarter, Micrologix and Fujisawa amended the MBI-226 Co-Development and License Agreement by extending the review period available to Fujisawa after receipt of the Phase III data from September 22, 2003 to January 22, 2004. Most activities, including manufacturing, were put on hold in late July and remain on hold during the review period until a viable clinical and/or regulatory path forward is defined.  We will work closely with Fujisawa to determine any potential for continued collaboration.  If Fujisawa terminates the agreement, however, other routes may be available for Micrologix to advance MBI-226.  It is not clear at this time, however, if a viable path forward exists.  If not, the program will be terminated.  See "Outlook".

As part of the amendment of the agreement with Fujisawa Micrologix assumed responsibility for the regulatory evaluation process. A meeting with the United States Food and Drug Administration ("FDA") is scheduled to occur in January 2004 and is intended to obtain input on the regulatory path for MBI-226. Normally, at least two pivotal Phase III studies are required as part of a New Drug Application ("NDA") to obtain marketing approval in the United States for a new drug.  Based on having received fast-track designation from the FDA for MBI-226, prior to the Phase III results, Micrologix and Fujisawa were pursuing a strategy to file a NDA in the first half of calendar 2004 based on one pivotal Phase III study.  In May 2003 Fujisawa and the Company completed a pre-NDA meeting with the FDA which discussed the preparation of the NDA for MBI-226. One of the key determinants for filing the NDA was the Phase III results.   With the primary endpoint not being achieved in this Phase III trial, the filing of a NDA on the basis of one study is uncertain.

MBI-594AN - Treatment of Acne

Patient enrollment in a Phase IIb clinical trial for MBI-594AN (initiated in January 2003) at nine U.S. centers was completed in June 2003 with 255 patients enrolled and the last patient completed treatment in September 2003.  This Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks with either the vehicle alone (a hydroalcoholic solution) or one of two dose levels of MBI-594AN (2.5% and 1.25% in the alcohol-based vehicle). MBI-594AN was assessed based on: the reduction of inflammatory lesions (pustules and papules), the reduction of non-inflammatory lesions (comedones), and the reduction of total lesions, as well as a Physician's Global Severity Assessment of each patient during the study. In addition, the safety and local tolerability of the drug was assessed.

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (3, 6, 9, and 12 weeks), comparing MBI-594AN (1.25% and 2.5%) with the alcohol vehicle. MBI-594AN 2.5% achieved statistically significant superiority at 6 weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037), and total lesions (p<0.001). The Physician's Global Severity Assessment, a subjective improvement assessment, showed a trend toward superiority of the product compared with the vehicle (at 6 weeks p=0.058). The drug was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

The results provided are preliminary, with further analysis required before a full evaluation is possible. The data indicate that the 2.5% active drug group was statistically superior to the vehicle at 6 weeks of treatment in all types of acne lesions measured, specifically reducing inflammatory lesions by approximately 40%, an efficacy level that was maintained throughout the remainder of the study. Between 6 and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies), making the analyses beyond 6 weeks not statistically significant. A clear dose response was seen between the active treatment groups, with the 1.25% group showing trends toward efficacy without reaching statistical significance.

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Second Quarter Ended October 31, 2003

Based on these results, further development work for MBI-594AN is justified, including the design of future clinical and non-clinical studies required for NDA submission. Requirements prior to Phase III studies include product manufacturing, an end-of-Phase II meeting with the FDA, and the design of Phase III trials. It is expected that final decisions about the size, duration, and other attributes of future studies will be made in conjunction with a licensing partner and/or upon meeting with the FDA. We anticipate these activities can be completed by mid-2004, with Phase III trials commencing in the second half of 2004. Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term non-clinical carcinogenicity study.

The Company is pursuing a co-development and commercialization license for MBI-594AN with various types of pharmaceutical and medical products companies in order to meet the objective of advancing this program while prudently managing the Company's cash resources.  Although discussions with potential partners are ongoing, it is not known whether a license agreement can be completed under terms acceptable to the Company.  The timing for completing a license agreement for this program is targeted for the first half of calendar 2004 (see "Outlook").

Other Research and Development Programs

  Identification of a lead development candidate in the lipopeptide program is on track for the end of calendar 2003.

  Antiviral activity has been confirmed in both the hepatitis C virus and hepatitis B virus nucleic acid mimic programs. Lead development candidates are expected to be determined for formal non-clinical studies in one or both of the programs by the second half of calendar 2004.

  MBI-1121, a topical oligonucleotide for the treatment of Human Papillomavirus, is currently on hold as a result of the Company's program prioritization process.  A development plan has been completed, and when and if it is decided to move MBI-1121 forward, it would take about twelve months before Phase II clinical trials could begin.

  Evaluation of the HCV assay technology has been terminated as feasibility was not demonstrated (see "Write-down of Intangible Assets").

  The Company is pursuing the out-licensing of certain other technologies as part of its business model.

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are disclosed in the Company's 2003 Annual Report in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements.

In October 2003 the Accounting Standards Board approved amendments to the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, requiring the recognition of stock based compensation expenses for all employee stock-based compensation transactions to replace the current standard requiring either the accounting for or disclosure of the effect of employee stock-based compensation expense on earnings. This amendment is applicable for fiscal years beginning on or after January 1, 2004 with early adoption permitted. If the amendment is adopted during the Company's fiscal year ending April 30, 2004, the change in policy can either be applied retroactively, with or without restatement of prior periods, or prospectively. The Company is currently evaluating the impact of this amendment on its financial position and results of operations and considering whether to adopt the provisions for the fiscal year ending April 30, 2004.

RESULTS OF OPERATIONS

The loss for the three months ended October 31, 2003 ("Q2/04") was $3.5 million ($0.07 per common share) compared with a loss of $2.5 million ($0.07 per common share) for the same period last year ("Q2/03") and a loss of $3.0.million ($0.06 per common share) for the preceding quarter ("Q1/04").  The loss for the six months ended October 31, 2003 ("YTD Fiscal 2004") was $6.5 million ($0.14 per common share) as compared to $4.0 million ($0.10 per common share) for the same period last year ("YTD Fiscal 2003"). The increase in the loss in Q2/04 compared to Q2/03 and YTD Fiscal 2004 compared to YTD Fiscal 2003 is principally attributable to higher clinical development costs (see "Research and Development Expenses" below) and a decrease in research and development collaboration revenues from the MBI-226 collaboration (see "Revenues" below). Micrologix has been unprofitable since its formation and has incurred a cumulative deficit of $80.1 million to October 31, 2003.

Revenues

Licensing and collaboration revenues for Q2/04 were $0.7 million ($2.3 million for Q2/03; $1.4 million for Q1/04) and were $2.0 million for YTD Fiscal 2004 ($4.1 million for YTD Fiscal 2003).  These revenues are pursuant to the agreement with Fujisawa for the development of MBI-226 in the prevention of central venous catheter-related bloodstream infections.  The decrease in YTD Fiscal 2004 revenue as compared YTD Fiscal 2003 is due to lower MBI-226 development costs during Fiscal 2004 (see "Research and Development Expenses" below). See also "Outlook".

Research and Development Expenses

Research and development expenses were $3.0 million in Q2/04 ($3.7 million in Q2/03; $3.4 million in Q1/04) and were $6.5 million for YTD Fiscal 2004 ($6.2 million for YTD Fiscal 2003).  Research and development costs include: (1) clinical development programs costs; (2) personnel costs; and (3) other costs.

Clinical development program costs were $1.6 million or 53% of research and development expenses in Q2/04 ($2.3 million or 63% in Q2/03; $1.8 million or 53% in Q1/04) and were $3.4 million or 53% of research and development expenses for YTD

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Second Quarter Ended October 31, 2003

Fiscal 2004 ($3.9 million or 63% for YTD Fiscal 2003).  The decrease in clinical development program costs for YTD Fiscal 2004 compared with YTD Fiscal 2003 is due primarily to decreased MBI-226 program costs as a result of the completion of the Phase III clinical trial in late Fiscal 2003 and further development activities being put on hold following the MBI-226 Phase III results in July 2003 (see "MBI-226 - Prevention of Catheter-Related Bloodstream Infections"). The decrease in MBI-226 clinical costs was partially offset by an increase in MBI-594AN program costs as a result of the Phase IIb trial initiated in January 2003.  Total clinical development costs for MBI-226 were $1.6 million for YTD Fiscal 2004 compared with $3.1 million for YTD Fiscal 2003.  Total clinical development costs for MBI-594AN were $1.5 million for YTD Fiscal 2004 compared with $0.5 million for YTD Fiscal 2003.

Personnel costs were $0.9 million or 29% of research and development expenses in Q2/04 ($0.8 million or 21% in Q2/03; $0.9 million or 26% in Q1/04) and were $1.8 million or 28% of research and development expenses for YTD Fiscal 2004 ($1.5 million or 24% for YTD Fiscal 2003).

Other research and development expenses including non-clinical programs were $0.5 million or 17% of research and development expenses in Q2/04 ($0.6 million or 16% in Q2/03; $0.7 million or 21% in Q1/04) and were $1.2 million or 19% of research and development expenses for YTD Fiscal 2004 ($0.8 million or 13% for YTD Fiscal 2003).

General and Corporate Expenses

General and corporate expenses for Q2/04 were $0.8 million ($1.1 million in Q2/03; $0.9 million in Q1/04) and were $1.7 million for YTD Fiscal 2004 ($2.2 million for YTD Fiscal 2003).  Personnel costs were $0.5 million or 63% of general and corporate expenses in Q2/04 ($0.8 million or 67% in Q2/03; $0.6 million or 67% in Q1/04) and were $1.1 million or 66% of general and corporate expenses for YTD Fiscal 2004 ($1.3 million or 60% for YTD Fiscal 2003).

Write-down of Intangible Assets

As of October 31, 2003 the Company completed a review of its intangible assets and determined that a write-down in the carrying value was appropriate for the HCV replication assay acquired as part of the Origenix transaction. This review resulted in a $0.2 million charge to operations in Q2/04.

Other Income and Expenses

Interest income during YTD Fiscal 2004 was $0.3 million compared to $0.6 million during YTD Fiscal 2003 as a result of lower average cash, cash equivalent and short-term investment balances and lower average interest rates. At October 31, 2003, we had $19.2 million (October 31, 2002: $28.2 million; April 30, 2003: $25.6 million) in cash, cash equivalents and short-term investments.

The Company incurred a foreign exchange loss of $0.1 million in Q2/04 ($0.1 million in Q2/03; $0.1 million in Q1/04) with respect to its United States ("US") denominated cash and cash equivalents, amounts receivable and accounts payable balances.  The foreign exchange loss for YTD Fiscal 2004 was $0.2 million compared to a foreign exchange gain of $0.1 million for YTD Fiscal 2003.  Micrologix earns its research and collaboration revenue in US dollars and also purchases a significant amount of its goods and services in US dollars.  During YTD Fiscal 2004 the Canadian dollar strengthened against the US dollar by a factor of approximately 8%.  Although the stronger Canadian dollar resulted in a foreign exchange loss, the Company's operating expenses (particularly clinical development costs) are lower as the Company's US dollar denominated expenses are costing less with the stronger Canadian dollar.

CAPITAL EXPENDITURES

Expenditures incurred in Q2/04 for capital and intangible assets were $0.1 million ($1.6 million in Q2/03) bringing YTD Fiscal 2004 capital and intangible asset expenditures to $0.7 million ($2.9 million for YTD Fiscal 2003).  The major component of capital and intangible asset expenditures during YTD Fiscal 2003 were for the acquisition of the Origenix antiviral programs, the Hybridon license for the MBI-1121 program and the acquisition from Intrabiotics of two preclinical anti-infective programs.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2003 Micrologix had $19.2 million (July 31, 2003: $22.5 million; April 30, 2003: $25.6 million) in cash, cash equivalents and short-term investments of which $17.3 million was invested in high-grade liquid short-term investments with interest rate yields ranging from 2.5% to 5.0% and maturities ranging from November 2003 to November 2004.

At October 31, 2003, the Company's net working capital was $18.7 million (July 31, 2003: $21.9 million; April 30, 2003: $25.2 million), a decrease of $6.5 million during YTD Fiscal 2004.  This decrease is primarily attributable to the loss of $6.5 million.

During the quarter the Company completed a private placement of 125,300 common shares at a price of $0.60 per common share for proceeds of $75,180 to nine senior executives pursuant to the investment of a portion of these executives' compensation.  As at December 9, 2003, there were 47,878,598 (October 31, 2003: 47,878,598; April 30, 2003: 47,751,298) common shares, 6,600,000 (October 31, 2003: 6,600,000; April 30, 2003: 6,600,000) preferred shares and 3,540,725 (October 31, 2003: 3,544,475; April 30, 2003: 3,256,875) stock options outstanding.  The preferred shares are convertible or redeemable (conversion or redemption is at the Company's option) at US$1 per preferred share upon the achievement of specified drug development milestones in the Company's Lipopeptide, Polyene and HPV programs.  During the next 12 months we estimate that up to 325,000 preferred shares (US$325,000) could become convertible or redeemable pursuant to these milestones which would result in a charge of US$325,000 to research and development expenses.

Micrologix Biotech Inc. MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Second Quarter Ended October 31, 2003

OUTLOOK

Based on the results from the Phase III MBI-226 trial in July 2003, Fujisawa may terminate the Collaboration and License agreement with the Company on or before January 22, 2004 (See "MBI-226 - Prevention of Central Venous Catheter-Related Bloodstream Infections").  The Fujisawa agreement currently represents the Company's sole source of revenue, and the research and development collaboration revenue from Fujisawa will decrease further in the next quarter pending Fujisawa's decision on the agreement as there are currently no activities being funded by Fujisawa during the review period. The decrease in research and development collaboration revenue however is not expected to have a significant impact on our results of operations as the decrease in revenue would be offset by a decrease in research and development expenses as MBI-226 program costs have been significantly reduced following the Phase III results.  Micrologix will undertake some MBI-226 related activities not billable to Fujisawa in order to ascertain whether there is a viable regulatory path forward for MBI-226, however these costs are not expected to be significant.  If Fujisawa were to terminate the agreement, the unamortized balance of deferred revenue on the balance sheet ($0.9 million as of October 31, 2003) would be recognized as revenue.  If Fujisawa terminates the agreement, and depending on the outcome of the regulatory and market evaluation including the meeting with the FDA in January 2004, the Company may seek alternative out-licensing partners for the program, sell the program, continue to delay further development of MBI-226 and/or abandon the program completely.  If the Company terminates the MBI-226 program and/or determines the carrying value of MBI-226 and certain other cationic peptide intellectual property and related technology licenses should be written off, this would result in a charge of up to $0.6 million to operations.

The Company's next most advanced program, MBI-594AN has completed two Phase II clinical trials and the Company is seeking to out-license this program in the first half of calendar 2004 (See "MBI-594AN - Treatment of Acne") to generate cash and revenue for the Company including funding for the further development of MBI-594AN. The Company has initiated meetings with potential partners to present the data generated to date and discussions continue for the out-licensing of MBI-594AN. Without a partner and/or additional funding (equity or non-equity) the further development of MBI-594AN including Phase III development which is planned to commence in the second half of calendar 2004 may be delayed.

Micrologix believes that its funds on hand at October 31, 2003, together with amounts receivable, its cost management efforts and expected interest income, should be sufficient for its operating and capital needs for approximately the next 18-24 months.  Based on the completion of the Phase IIb MBI-594AN trial and the expected partnering of MBI-594AN, our target annual burn rate going forward is between $9 million and $12 million per year. To meet this target Micrologix may need to delay planned development activities, may sell or out-license certain development programs, and/or reduce expenditures including reducing the number of personnel. The Company's funding needs may vary, however, depending upon a number of factors, including collaborative and licensing arrangements with third parties, the breadth and progress of the Company's research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, opportunities to in-license or acquire additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims. In the future, Micrologix will need to raise additional funds in support of its operations.

SAFE HARBOR STATEMENT

The matters discussed in this management's discussion and analysis of financial condition and results of operations and elsewhere in this quarterly report include statements that are forward-looking. For the reasons mentioned above and elsewhere in this quarterly report (see "Forward-looking Statements") as well as for other unforeseeable reasons, actual results may differ materially.

Forward-looking Statements

This Quarterly Report, including the discussion "From The Micrologix Team" and "Management's Discussion & Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. Forward-looking statements in this release include, but are not limited to Micrologix achieving a burn rate going forward of between $9 million and $12 million per year, Micrologix obtaining a development partner for MBI-594AN in the first half of calendar 2004, Micrologix completing the activities required to initiate Phase III studies of MBI-594AN in the second half of calendar 2004, meeting with the US FDA in January 2004 and obtaining input regarding a regulatory path forward for MBI-226, completing non-clinical IND-related studies and initiating clinical development of MBI-2401 in early calendar 2005, and selecting lead development candidates in one or both of the HBV & HCV nucleic acid mimic programs by the second half of calendar 2004. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming Quarterly Reports and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

CONSOLIDATED BALANCE SHEETS

As at (Unaudited-in thousands of Canadian dollars)	October 31, 2003 $	April 30, 2003 $

ASSETS Current
Cash and cash equivalents	1,901	6,172
Short-term investments	17,308	19,432
Amounts receivable	1,381	3,059
Prepaid expenses and deposits	399	550
Total current assets	20,989	29,213
Capital assets	1,474	1,321
Intangible assets (note 2)	2,882	3,036
	25,345	33,570

LIABILITIES AND SHAREHOLDERS' EQUITY Current
Accounts payable and accrued liabilities	1,809	3,556
Current portion of capital lease obligation (note 3)	56	-
Deferred revenue	457	457
Total current liabilities	2,322	4,013
Capital lease obligation (note 3)	98	-
Deferred revenue, non-current portion	467	696
Total liabilities	2,887	4,709
Shareholders' equity
Common shares (note 4(a))	102,370	102,293
Preferred shares (note 4(a))	-	-
Shares to be issued	111	111
Contributed Surplus	41	27
Deficit	(80,064)	(73,570)
Total shareholders' equity	22,458	28,861
	25,345	33,570

See accompanying notes

On behalf of the Board:

"Robert Rieder"

"Colin Mallet"

Director

Director

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited-in thousands of Canadian dollars except per share amounts)	Three months ended October 31		Six months ended October 31
	2003 $	2002 $	2003 $	2002 $
REVENUE Licensing Research and development collaboration	114 540	114 2,181	228 1,818	142 3,920
	654	2,295	2,046	4,062
EXPENSES Research and development General and corporate Amortization Write-down of intangible assets (note 2)	3,030 796 165 164	3,698 1,122 197 -	6,472 1,660 353 164	6,182 2,157 357 -
	4,155	5,017	8,649	8,696
Operating loss for the period	(3,501)	(2,722)	(6,603)	(4,634)
Other income (expense) Interest income Foreign exchange (loss) gain	159 (136)	268 (60)	345 (236)	598 64
	23	208	109	662
Loss for the period Deficit, beginning of period	(3,478) (76,586)	(2,514) (62,678)	(6,494) (73,570)	(3,972) (61,220)
Deficit, end of period	(80,064)	(65,192)	(80,064)	(65,192)
Basic and diluted loss per common share	(0.07)	(0.07)	(0.14)	(0.10)
Weighted average number of common shares outstanding (in thousands - note 4(c))	46,691	38,335	46,629	38,311

See accompanying notes

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended October 31		Six months ended October 31
(Unaudited-in thousands of Canadian dollars)	2003 $	2002 $	2003 $	2002 $
OPERATING ACTIVITIES
Loss for the period	(3,478)	(2,514)	(6,494)	(3,972)
Items not affecting cash:
Amortization	165	197	353	357
Stock based compensation	5	19	14	19
Write-down of intangible assets (note 2)	164	-	164	-
(Gain) Loss on disposal of capital assets	-	(9)	(1)	(6)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(34)	23	12	168
Amounts receivable	586	(2,225)	1,678	(2,455)
Prepaid expenses and deposits	82	(113)	151	(153)
Accounts payable and accrued liabilities	(686)	(2,575)	(1,574)	(4,419)
Deferred revenue	(114)	(114)	(228)	1,381
Cash flows (used in) operating activities	(3,310)	(7,311)	(5,925)	(9,080)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	75	43	77	43
Repayment of capital lease obligation	(13)	-	(22)	-
Redemption of preferred shares	-	(619)	-	(619)
Cash flows provided by (used in) financing activities	62	(576)	55	(576)

INVESTING ACTIVITIES
Funds from short-term investments	6,490	9,110	12,956	17,802
Purchase of short-term investments	(4,439)	(4,663)	(10,844)	(8,463)
Purchase of capital assets	(3)	(48)	(127)	(133)
Intangible asset expenditures	(106)	(1,117)	(387)	(1,787)
Proceeds on disposal of capital assets	-	13	1	13
Cash flows provided by investing activities	1,942	3,295	1,599	7,432

Decrease in cash and cash equivalents	(1,306)	(4,592)	(4,271)	(2,224)
Cash and cash equivalents, beginning of period	3,207	6,975	6,172	4,607
Cash and cash equivalents, end of period	1,901	2,383	1,901	2,383
Supplemental cash flow information Increase in capital lease obligation Increase in intangible assets for license fee payable Increase in intangible assets for preferred shares issued	- - -	- 397 -	176 - -	- 397 619

See accompanying notes

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended October 31, 2003 (Unaudited-Canadian dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company's most recent annual audited financial statements for the year ended April 30, 2003.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2.

INTANGIBLE ASSETS

During the three months ended October 31, 2003, management performed a review of the carrying value of its intangible assets and as a result certain patents and acquisition costs with a net book value of $163,704 were written off.

3.

CAPITAL LEASE OBLIGATION

The Company entered into a lease agreement relating to lab equipment.  The lease expires June 30, 2006.  The following is a schedule of future minimum lease payments as of October 31, 2003:

Amount $
(thousands)
Fiscal Years Ending April 30
2004	33
2005	66
2006	66
2007	5
Total future minimum lease payments	170
Less: Amount representing interest	16
Present value of minimum lease payments	154
Current portion of capital lease obligation	56
Long term portion of capital lease obligation	98

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

4.

SHARE CAPITAL

[a] Issued and outstanding

[i] Common shares

	Number of Shares	Amount $
	(thousands)	(thousands)

Balance, April 30, 2003	47,751	102,293
Issued pursuant to exercise of stock options	2	2
Issued pursuant to private placement with senior executives	125	75
Balance, October 31, 2003	47,878	102,370

On August 28, 2003, the Company completed a private placement of 125,300 common shares to nine senior executives pursuant to the investment of a portion of these executives' compensation at a price of $0.60 per common share for proceeds of $75,180.

[ii] Preferred shares

	Number of Shares	Amount $
	(thousands)	(thousands)
Series A	350	－
Series B	1,000	－
Series C	5,250	－
Balance, April 30, 2003 and October 31, 2003	6,600	－

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Common Shares (thousands)	Weighted Average Exercise Price $

Balance, April 30, 2003	3,257	1.66
Options granted	333	1.59
Options exercised	(2)	(0.77)
Options forfeited/expired	(44)	(2.81)
Balance, October 31, 2003	3,544	1.64

The stock options expire at various dates between December 9, 2003 and September 7, 2011.

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

4.

SHARE CAPITAL (continued)

[b] Stock options

[ii]

The following pro forma financial information presents the loss and loss per common share had the Company recognized stock based compensation for options awarded to employees and directors during the three and six month periods ended October 31, 2003 and October 31, 2002 using the fair value accounting method:

	Three months ended October 31,		Six months ended October 31,
	2003	2002	2003	2002
	(thousands dollars, except per share amounts)
Loss for the period as reported	(3,478)	(2,514)	(6,494)	(3,972)
Stock based compensation	(60)	(116)	(224)	(138)
Proforma loss for the period	(3,538)	(2,630)	(6,718)	(4,110)
Proforma basic and diluted loss per share	(0.08)	(0.07)	(0.14)	(0.11)

The weighted average fair value of stock options granted during the three and six month periods ended October 31, 2003 were $0.39 and $1.11 per share whereas the weighted average fair value of stock options granted during the three and six month periods ended October 31, 2002 were $0.71 and $0.68 per share. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Three months ended October 31,		Six months ended October 31,
	2003	2002	2003	2002
Annualized volatility	91.6%	104.0%	91.6%	98.7%
Risk-free interest rate	3.4%	3.3%	3.4%	3.4%
Expected life of options in years	5.0	5.0	5.0	5.0
Dividend yield	0.0%	0.0%	0.0%	0.0%

Micrologix Biotech Inc. FINANCIAL STATEMENTS Second Quarter Ended October 31, 2003

4.

SHARE CAPITAL (continued)

 [c] Loss per common share

	Three months ended October 31,		Six months ended October 31,
	2003	2002	2003	2002
	(thousands, except per share amounts)

Numerator: Loss for the period	(3,478)	(2,514)	(6,494)	(3,972)
Denominator: Weighted average number of common shares outstanding including escrowed shares Less: weighted average number of escrowed shares outstanding	47,878 (1,187)	39,522 (1,187)	47,816 (1,187)	39,498 (1,187)
Weighted average number of common shares outstanding	46,691	38,335	46,629	38,311

Basic and diluted loss per common share	(0.07)	(0.07)	(0.14)	(0.10)

5.

COLLABORATIVE AGREEMENTS

On September 22, 2003 the Company and Fujisawa Healthcare Inc amended the MBI 226 collaboration and license agreement by extending Fujisawa's review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial. Fujisawa may at their option terminate the agreement at any time during the review period. The Company has also assumed responsibility for the regulatory evaluation process including the costs thereof.

6.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ Art Ayres

(Signature)

Arthur J. Ayres, Chief Financial Officer

Date: December 30, 2003